VIA EDGAR

September 6, 2011

Jim B. Rosenberg, Senior Assistant Chief Accountant

Mary Mast, Senior Staff Accountant

Tabatha Akins, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Nepstar Chain Drugstore Ltd. Form 20-F for the fiscal year ended December 31, 2010 Filed April 20, 2011 File No. 001-33751

Dear Mr. Rosenberg, Ms. Mast and Ms. Akins,

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated August 24, 2011 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) of China Nepstar Chain Drugstore Ltd. (the “Company”).

For your convenience, we have included your comments in this response letter in bold form and keyed our responses accordingly. Our responses to the comments are as follows.

Notes To The Consolidated Financial Statements

1 Principal Activities, Organization, and Basis of Presentation

(c) Organization, page F-12

1.	With respect to our comment one, please also revise your proposed disclosure to be included in future filings to explicitly state if the equity pledge agreements are required under Chinese regulations to be registered with a governmental authority, and if so, whether such agreements are registered.

The Company respectfully advises the Staff that, in accordance with the PRC Property Rights Law, equity pledge agreements are required to be registered with the relevant government authority. The Company completed the registration of the equity pledge agreements in July 2007.

In response to the Staff’s comment, the Company will include its proposed disclosure of the equity pledge agreements in future filings. The proposed disclosure will be included in note 1 to the consolidated financial statements as set out below and is underlined for the Staff’s easy reference:

Agreements that Retain Control over the Regional Companies

Under the shareholders agreements (namely the Shareholders Agreements and Equity Pledge Agreements) among Nepstar Pharmaceutical and the Transferee Companies, the Transferee Companies are not allowed to transfer their equity interests in the Regional Companies to a third party, nor are the Transferee Companies allowed to pledge, dispose of or create any encumbrance on such equity interests, without the prior written consent of Nepstar Pharmaceutical. In addition, the Transferee Companies agree to delegate all voting power rights as legal shareholders of the Regional Companies to persons designated by Nepstar Pharmaceutical, and agree to delegate their voting rights in the Board of Directors of the Regional Companies to Nepstar Pharmaceutical. The terms of these agreements are indefinite. Further, in accordance with the PRC Property Rights Law, the equity pledge agreements are required to be registered with the relevant government authority. The Company completed the registration of the equity pledge agreements in July 2007.

2 Summary of Significant Accounting Policies

(a) Principles of Consolidation, page F-14

2.	With respect to your response to our comment two, please clarify how you concluded that the Regional Companies are not subject to consolidation under the guidance in the Variable Interest Entities subsection of ASC 810. It appears that the Transferee Companies lack decision-making rights because they have been contractually given to the Company.

In response to the Staff’s comment to clarify why the Regional Companies are not subject to consolidation under the guidance in the Variable Interest Entities subsection of ASC 810, the Company respectfully advises the Staff the following. The scope of the Regional Companies included in this response and in our prior response excludes an internet content business, which is immaterial to the Company. For the periods presented, in terms of revenue, total assets and liabilities of the Company, the internet content business accounted for approximately 0.05%, 0.4% and nil, respectively. Although this entity is legally held by the Transferee Companies, it has been consolidated by the Company based on the guidance in the Variable Interest Entities subsection of ASC 810. The disclosure requirements under ASC 810-10-50-12a for this entity were omitted due to immateriality. The discussion below clarifies the background and Company’s conclusion on the basis of not consolidating the Regional Companies (excluding the internet content business) under the Variable Interest Entities subsection of ASC 810:

I	Background of the 2007 group reorganization

Each of the Regional Companies incorporated before May 2007 (“2007 Regional Companies”) was 100% owned and its equity was 100% funded by the Company or its wholly owned subsidiaries at the time of its establishment. In May 2007, the Company carried out a group reorganization (“2007 group reorganization”) to transfer 51% equity interest in each of the 2007 Regional Companies to the Transferee Companies, which in substance are holding the interests on the Company’s behalf, in order to comply with certain PRC rules and regulations in respect of foreign ownership of companies in the PRC engaging in the retail drugstore business. The consideration paid by the Transferee Companies in exchange for the transfer of 51% equity interest was nominal and was funded by the Company in the form of a loan secured by the 51% equity interest in each of the Regional Companies. Therefore, the transfer of the 51% equity interest of the 2007 Regional Companies is non-substantive and in substance, the Transferee Companies do not have any equity at risk with respect to the 2007 Regional Companies. Upon the transfer, the Company continued to retain full controlling financial interest and 100% voting interest of the 2007 Regional Companies.

To comply with PRC rules and restrictions on foreign ownership with respect to companies established by the Company after May 2007 (“Post 2007 Regional Companies”), the Transferee Companies hold 51% equity interest (with the Company holding the remaining 49% equity interest). The Transferee Companies’ capital contribution made into such entity was funded by the Company in the form of a loan secured by the respective equity interest.

II	Discussion of ASC 810 requirements for the Regional Companies (excluding the internet content company)

We concluded that the 2007 Regional Companies and Post 2007 Regional Companies (other than the entity engaged in internet content business) (collectively, the “Regional Companies”) are not subject to consolidation under the guidance in the Variable Interest Entities ASC 810-10-15-14 based on the analysis detailed below.

a)	The equity investment at risk of the Regional Companies by design is sufficient to permit each of the respective entities to finance its activities without additional subordinated financial support.

At the date of the establishment of the Regional Companies by the Company, all of the Regional Companies had an equity investment at risk that by design was greater than 10% of the entities’ total assets, which we believe was sufficient to permit each of the entities to finance their activities without additional subordinated financial support. Since their inception, the Regional Companies operated without additional subordinated financial support from the Company and the Transferee Companies or any parties.

b)	As a group of holders of the equity investments in the Regional Companies, the Company and the Transferee Companies have (i) the power through voting rights to direct the activities of the Regional Companies; (ii) the obligation to absorb expected losses of the Regional Companies; and (iii) are entitled the right to receive expected residual returns of the Regional Companies.

1	The Company and the Transferee Companies, as a group of equity holders, have the power to control the Regional Companies. Prior to and after the 2007 group reorganization and upon the establishment of the Post 2007 Regional Companies, the Company (and therefore the equity holders as a group) directly and indirectly holds 100% of the voting interest of the Regional Companies and has (i) the power through voting rights to direct the activities of the Regional Companies; (ii) the obligation to absorb expected losses of the Regional Companies; and (iii) are entitled the right to receive expected residual returns of the Regional Companies.

2	As a group of equity holders, the Company and the Transferee Companies are not protected from losses nor are guaranteed a return by each of the Regional Companies itself or by any other parties. There are no other parties involved with the Regional Companies.

3	As a group of equity holders, the Company and the Transferee Companies have the full rights to receive the expected residual returns of the Regional Companies and such rights are not capped by the Regional Companies’ governing documents or arrangements with other variable interest holders or the Regional Companies.

c)	The voting rights of the investors are proportionate with the obligations to absorb expected losses and receive expected returns. Further, the activities of the Regional Companies do not involve nor are they conducted on behalf of an investor that has disproportionately few voting rights.

The initial equity contributions were funded by the Company for 2007 Regional Companies and with respect to the Post 2007 Regional Companies, the initial equity contributions were funded by the Company for a 49% equity interest and by the Transferee Companies for a 51% interest (all of which were funded by the Company in the form of a loan). The consideration for the transfer of the 51% equity interests of the 2007 Regional Companies in connection with the 2007 group reorganization was also financed by loans from the Company to the Transferee Companies. As a result, the Company has 100% of the equity investment at risk. Further, the Company has the obligations to absorb 100% of the losses and the rights to receive 100% of the returns. Therefore, the rights to receive 100% of the returns and obligations to absorb 100% of the losses are consistent with the Company holding 100% voting rights of the Regional Companies.

In addition, the structure of the Regional Companies was created to enable the Company to operate its retail operations in compliance with the PRC laws. The Regional Companies’ operations are solely conducted on behalf of the Company, which is proportionate with the Company holding 100% voting rights.

Since none of the conditions set out in ASC 810-10-15-14 were met, the Company does not believe the Regional Companies are subject to the consolidation guidance in the Variable Interest Entities subsection of ASC 810. Rather, the Company consolidates the Regional Companies based on ASC Topic 810-10-15-18 since the Company has controlling financial interest through direct and indirect ownership of 100% voting interest.

(m) Revenue Recognition, page F-18

3.	You state that the amount attributable to the free product is recognized as revenue at the point of sale. Please confirm that you will clarify that the cost of the free product given is recognized as an expense or tell us why revenue recognition is appropriate. Refer to ASC 605-50-45-3.

The Company confirms that the cost of the free product given is recognized as an expense in the income statement.

In response to the Staff’s comment, the Company proposes to revise the disclosure of its policy with respect to free products in conjunction with the Nepstar shopper’s card program, under the note to the consolidated financial statements of future annual reports headed “2 Summary of Significant Accounting Policies—(m) Revenue Recognition,” as set out below. The revised disclosure is underlined for the Staff’s easy reference:

The Group has introduced a Nepstar shopper’s card program (the “Program”). Under the Program, the Group’s retail customers deposit certain amount of cash into the pre-paid cards issued by the Group for future purchase of merchandise in the Group’s drugstores, and receive free products (which are in the form of low-value products sold in the Group’s stores) or a cash coupon to be used as a credit for a future purchase. The unused portion of the pre-paid cards as of the balance sheet date is recorded as deferred income, and recognized as revenue when a customer uses the card for subsequent purchase of merchandise. At the point of sale of the pre-paid cards, the cost of the free product is recognized as an expense. The amount attributable to the cash coupon is deferred as a liability and recognized in the income statement upon usage. For all the years presented, the total amount of the free product and cash coupon recognized in the income statement was immaterial.

Item 15. Controls And Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 91

4.	With respect to your response to our comment four, please provide additional details substantiating the CFO and the Finance Director’s experience in preparing financial statements under U.S. GAAP and the extent to which they received their accounting training and education in the United States.

In response to the Staff’s comment, the Company substantiates the working experience and education of the Company’s current chief financial officer (“CFO”) and the Company’s finance director (“Finance Director”) as follows.

The CFO and the Finance Director did not receive formal accounting education in the United States. They acquired knowledge of U.S. GAAP and accumulated experience preparing the Company’s financial statements under U.S. GAAP mainly by performing their ongoing responsibilities under the guidance of the audit committee of the board of directors of the Company (the “Audit Committee”) and also by following the instructions of the Company’s former chief financial officers.

The Company started to prepare financial statements under U.S. GAAP in 2007. Between 2007 and 2009, the Company had two chief financial officers who were both educated in the United States and had solid working experience with corporate accounting under U.S. GAAP. The CFO and the Finance Director were subordinates of these former chief financial officers as Financial Controller and Finance Manager, respectively, between 2007 and 2009. The CFO and the Finance Director were actively involved in the preparation of the Company’s financial statements under U.S. GAAP during the tenure of the former chief financial officers.

Members of the Audit Committee, which consists of three independent directors who each have extensive financial expertise under U.S. GAAP, meet regularly with the CFO and give guidance on application of U.S. GAAP when necessary or appropriate, especially with respect to accounting for non-recurring business activities.

With regard to U.S. GAAP accounting training, the CFO and the Finance Director regularly attend seminars in China hosted by reputable accounting firms, which address topics such as best practices under U.S. GAAP and updates on developments with respect to U.S. GAAP.

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zixin Shao
Zixin Shao
Chief Financial Officer